                          NAVIOS MARITIME HOLDINGS INC.
                     REPORTS THIRD QUARTER FINANCIAL RESULTS

     o    NAVIOS DELIVERS 52.7% EBITDA GROWTH

     o    NAVIOS SECURES 100% FLEET EMPLOYMENT COVERAGE FOR 2006, 73.3% FOR 2007
          AND 37.0% FOR 2008

     o    NAVIOS ANNOUNCES QUARTERLY DIVIDEND OF $0.0666 PER SHARE

PIRAEUS, GREECE, October 30, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the third quarter and nine months ended September 30, 2006.

Ms. Angeliki Frangou, Chairman and CEO of Navios stated, "We are delighted with the growth in EBITDA which reflects the success of our flexible business model.
In addition to core shipping revenue, this quarter our risk management group was able to realize significant profits from short-term moves in the market. Our strong results validate our business model, whereby we can generate additional profits leveraging a fully covered fleet."

Ms. Frangou continued, "Moving forward, we will continue to view profits from our risk management group as a supplement to our core shipping operations and largely dependant on market conditions."

For the following results and the selected financial data presented herein,
Navios has compiled consolidated statements of operations for the three and nine month periods ended September 30, 2006 (successor) and for the periods August
26, 2005 to September 30, 2005 (successor, as such period is restated in the
Report on Form 6-K, dated March 22, 2006, to provide for a non-cash adjustment that related to purchase price allocations), July 1, 2005 to August 25, 2005
(predecessor) and January 1, 2005 to August 25, 2005 (predecessor). Both the
2006 and 2005 information was derived from unaudited financial statements. The successor period in the consolidated statement of operations is not directly comparable to the predecessor period because it includes the effects of fair value purchase accounting adjustments, which however, do not affect EBITDA.

THIRD QUARTER 2006 RESULTS (IN 000'S OF US DOLLARS):

                          SUCCESSOR              COMBINED           SUCCESSOR        PREDECESSOR
                         THREE MONTHS          THREE MONTHS     AUGUST 26, 2005     JULY 1, 2005
                             ENDED                 ENDED               TO                TO
                         SEPTEMBER 30,           SEPTEMBER 30,      SEPTEMBER 30,       AUGUST 25,
                             2006                   2005               2005              2005
                         -----------            -----------        -----------       -----------
                         (Unaudited)            (Unaudited)        (Unaudited)       (Unaudited)

Revenue                    51,397                 51,758             20,454            31,304
EBITDA                     35,048                 22,954              7,764            15,190
Net Income                 16,884                 15,103              1,037            14,066

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations.

Revenue from vessels operations for the three month period ended September 30,
2006 was $48.2 million as compared to $49.1 million for the same period in 2005.
This decrease is mainly attributable to the decline in the freight market, resulting in lower charter-out daily hire rates in the third quarter of 2006 as compared to those of the same period in 2005, which was partially mitigated by the increase in the number of vessels owned by the Company (see "Fleet
Employment Profile") resulting in 558 additional available days. More specifically the available days for the fleet increased 26.9% from 2,075 days in
2005 to 2,633 days in 2006 and the achieved Time Charter Equivalent (TCE) rate per day,

                                      - 1 -

excluding Forward Freight Agreements (FFAs), decreased 22.7% from $20,613 per day in the three month period ended September 30, 2005 to $15,932 per day for the same period in 2006.

Revenue from port terminal operations was approximately $3.2 million in the third quarter of 2006 as compared to $2.7 million during the same period of
2005. The port terminal throughputs in the third quarter of 2006 were 777,000 tons as compared to 664,600 tons in the same period of 2005.

EBITDA was $35.0 million for the third quarter of 2006, and increase of $12.0 million when compared to $23.0 million for the same period of 2005. This 52.7%
increase in EBITDA over the third quarter of 2005 is mainly attributable to (a)
a $13.3 million increase in gain from FFAs, (b) a $4.2 million reduction in time charter and voyage expenses, due to the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in expansion of the owned fleet, and (c) a $0.2 million reduction in general and administrative expenses. The above overall favorable variance of $17.7 million was mitigated by the decrease in revenues of $0.8 million (excluding the amortization of backlogs) for the reasons explained above, the increase in direct vessels expenses of $3.2 million (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned vessels and the increase in other expenses of $1.7 million.

Net income for the third quarter ended September 30, 2006 was $16.9 million as compared to $15.1 million for the comparable period of 2005. Notwithstanding the
$12.0 million increase in EBITDA, net income increased by $1.8 million due to:
(a) a $3.8 million increase in depreciation due to the expansion of the owned fleet arising from new acquisitions and exercise of purchase options, as well as purchase accounting adjustments following the acquisition, (b) a $0.4 increase in amortization costs related to the intangible assets established on the
Company's balance sheet as part of the acquisition in accordance with purchase accounting principles under US GAAP and the amortization of dry docking and special survey costs and (c) a $6.0 million increase in net interest expense due to the increased indebtedness used to finance the acquisition of the Company and the purchase of ten additional vessels.

NINE MONTHS 2006 RESULTS (IN 000'S OF US DOLLARS):

                          SUCCESSOR              COMBINED           SUCCESSOR         PREDECESSOR
                         NINE MONTHS            NINE MONTHS     AUGUST 26, 2005     JANUARY 1, 2005
                             ENDED                 ENDED               TO                 TO
                        SEPTEMBER 30,          SEPTEMBER 30,      SEPTEMBER 30,       AUGUST 25,
                             2006                   2005               2005              2005
                        -------------          -------------      -------------       ----------
                         (Unaudited)           (Unaudited)        (Unaudited)          (Unaudited)

Revenue                     153,428              179,084             20,454             158,630
EBITDA                       84,194               63,460              7,764              55,696
Net Income                   26,790               52,374              1,037              51,337

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations.

Revenue from vessels operations for the nine month period ended September 30,
2006 was $146.4 million as compared to $172.2 million for the same period of
2005. This decrease is mainly attributable to a decline in the freight market, resulting in lower TCE per day in the nine months of 2006 as compared to those of the same period in 2005. The achieved TCE rate per day, excluding FFAs, decreased 27.9% from $23,103 per day in the nine month period ended September
30, 2005 to $16,656 per day for the same period in 2006. The decline was partially mitigated by the available days for the fleet which increased 10.6%
from 6,886 days in 2005 to 7,616 days in 2006. Revenue from port terminal operations for the nine months of 2006 was $7.0 million as compared to $6.9 million in the same period of 2005. This is attributable to increased throughputs in the nine months of 2006 of 1,799,500 tons as compared to
1,708,600 tons in the same period of 2005.

                                     - 2 -

EBITDA was $84.2 million for the nine months of 2006 as compared to $63.5 million for the same period of 2005. This $20.7 million increase in EBITDA is mainly attributable to (a) a $17.4 million increase in gain from FFAs, (b) a
$36.8 million reduction in time charter and voyage expenses, due to the redelivery of higher cost chartered-in vessels and the exercise of purchase options that resulted in expansion of the owned fleet, and (c) a $0.2 net gain from all other categories. The above overall favorable variance of $54.4 million was mitigated by the decrease in revenues of $25.5 million (excluding the amortization of backlogs) for the reasons explained above, the increase in direct vessels expenses of $7.5 million (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned vessels and the increase in general and administrative expenses of $0.7 million.

Net income for the nine month period ended September 30, 2006 was $26.8 million as compared to $52.4 million for the comparable period of 2005. Notwithstanding the $20.7 million increase in EBITDA, net income decreased by $25.6 million due to: (a) a $11.4 million increase in depreciation due to the expansion of the owned fleet arising from new acquisitions and exercise of purchase options, as well as purchase accounting adjustments following the acquisition, (b) an $10.1 million increase in amortization costs related to the intangible assets established on the Company's balance sheet as part of the acquisition in accordance with purchase accounting principles under US GAAP and dry docking and special surveys amortization costs and (c) a $24.8 million increase in net interest expense due to the increased indebtedness used to finance the acquisition of the Company and the purchase of ten additional vessels.

Navios' cash and cash equivalents balance, including restricted cash, on
September 30, 2006 was $111.3 million. This amount includes the proceeds from the exercise of warrants.

TIME CHARTER COVERAGE:

Navios has extended its long-term fleet employment by recently concluding agreements to charter out vessels for periods ranging from one to three years.
As a result, Navios has currently fixed 100.0%, 73.3%, and 37.0% of its available days on a charter-out basis for 2006, 2007, and 2008, respectively, equivalent to $163.5 million, $149.0 million, and $92.0 million in revenue, respectively. The average daily charter-out rate for the fleet is $17,862,
$19,706, and $21,784 for 2006, 2007, and 2008, respectively. The average daily charter-in rate for the active long term chartered-in vessels is $9,469.

NEW LONG TERM CHARTER-IN VESSEL:

In October 2006, Navios entered into a long-term charter on a Panamax new building of about 80,000 DWT to be delivered in September 2011. The charter agreement also includes an option for Navios to purchase the vessel.

PURCHASE OPTION:

Navios intends to exercise its option to acquire vessel Navios Hyperion in
November of 2006, with expected delivery of the vessel in March 2007. Navios
Hyperion is a 2004 built, 75,500 DWT Panamax. The vessel is currently employed under the Company's long-term chartered fleet. The vessel has a purchase price of approximately $21.0 million and a current market value estimated at $49.5 million.

As previously announced, in August 2006 Navios exercised its option to acquire the vessel Navios Star. The vessel is expected to be delivered in December 2006.

Navios has eight additional purchase options exercisable over the next two years.

                                     - 3 -

DIVIDEND:

Navios' Board of Directors has approved the Company's quarterly cash dividend of
$0.0666 per common share, payable on December 18, 2006 to stockholders of record as of December 6, 2006.

SUMMARY FLEET DATA:

The following table reflects certain key indicators indicative of the Company and its fleet performance for the three month and the nine month periods ended
September 30, 2006 and 2005.

                                                   SUCCESSOR        PREDECESSOR
                                                 THREE MONTHS      THREE MONTHS
                                                     ENDED             ENDED
                                                 SEPTEMBER 30,     SEPTEMBER 30,
                                                      2006             2005
                                                                    (COMBINED)
                                                 ------------      ------------
                                                  (Unaudited)       (Unaudited)
     Available Days                                     2,633           2,075
     Operating Days                                     2,631           2,073
     Fleet Utilization                                  99.9%           99.9%
     Time Charter Equivalent including FFAs      $     21,643      $   21,947
     Time Charter Equivalent excluding FFAs      $     15,932      $   20,613

                                                   SUCCESSOR        PREDECESSOR
                                                  NINE MONTHS       NINE MONTHS
                                                     ENDED             ENDED
                                                 SEPTEMBER 30,     SEPTEMBER 30,
                                                      2006             2005
                                                                    (COMBINED)
                                                 ------------      ------------
                                                  (Unaudited)       (Unaudited)
     Available Days                                     7,616           6,886
     Operating Days                                     7,603           6,857
     Fleet Utilization                                  99.8%           99.6%
     Time Charter Equivalent including FFAs      $     19,198      $   23,389
     Time Charter Equivalent excluding FFAs      $     16,656      $   23,103

AVAILABLE DAYS: We define available days for the fleet as the number of the total calendar days the vessels were in our possession for the relevant period, after subtracting off-hire days associated with major repairs and scheduled dry-docks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable to generating revenues.

OPERATING DAYS: We define operating days as the number of available days in the relevant period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

FLEET UTILIZATION: We define fleet utilization as the percentage of time that our vessels were available for revenue generating, and it is calculated by dividing the number of our operating days during the

                                     - 4 -

relevant period by the number of the available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels.

TIME CHARTER EQUIVALENT (TCE): We define TCE per ship per day rate as our voyage and time charter revenues less voyage expenses during the relevant period divided by the number of our available days during that period, which is consistent with industry standards. TCE rate is a shipping industry performance measure used primary to compare daily earnings generated by vessels on time charters with daily earning generated by vessels on voyage charters, because charter hire for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

FLEET EMPLOYMENT AND REVENUE:

Following is the "core fleet" employment profile, including newbuildings to be delivered. The "core fleet" includes the owned vessels and the long term chartered-in vessels. Navios' core fleet consists of a total of 33 vessels, totaling 2.18 million deadweight tons. One of these vessels is scheduled to be delivered to the fleet in November 2006 and five within the next two years.

Currently, the Company operates a fleet of 26 vessels of which 16 are owned and
10 are chartered-in under long term time charters. Following the delivery of
Navios Sagittarius, the acquisition of Navios Star in 2006 and the acquisition of Navios Hyperion, the Company will operate a fleet of 27 vessels of which 18 will be owned and nine will be chartered-in under long term time charters. The vessels under the current active fleet aggregate approximately 1.69 million deadweight tons and have an average age of 4.52 years.

CONFERENCE CALL AND WEBCAST:

As already announced, today, Monday, October 30, 2006, 08:30 AM EST, the
Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 866-425-6191 (FROM THE US) OR 973-582-2771 (FROM
OUTSIDE THE US). PASS CODE: 8013051

A telephonic replay of the conference call will be available for one week after the call at the following numbers: 877-519-4471 (from the US) or 973-341-3080
(from outside the US). Pass Code: 8013051.

This call will simultaneously be Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=36244

The Webcast will be archived and available at this same Web address for one year following the call.

                                     - 5 -

ABOUT NAVIOS MARITIME INC.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios") and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of
Navios, ISE effected a reincorporation from the State of Delaware to the
Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be
Navios Maritime Holdings Inc.

Navios currently owns and operates a fleet of ten Ultra Handymax and six Panamax vessels. It also time charters-in and operates a fleet of two Ultra Handymax and eight Panamax vessels that are employed to provide worldwide transportation of bulk commodities. Furthermore, it also operates a port and transfer terminal located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons. The core fleet has a total capacity of 2,186,549 dwt and an average age of approximately 4.52 years. After the exercise of the purchase options on the Navios Star and the Navios Hyperion, the
Company has options to acquire three chartered-in vessels in operation and five chartered-in vessels on order. Furthermore, it also has seven long term chartered-in vessels on order which are expected to be delivered at various dates from November 2006 to September 2011.

--------------------------------------------------------------------------------

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as
"expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates,"
and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     - 6 -

                                                                       EXHIBIT 1

                     FLEET EMPLOYMENT PROFILE (CORE FLEET):

OWNED VESSELS
-------------

VESSELS               TYPE                  BUILT              DWT           CHARTER RATE (1)       EXPIRATION DATE (2)
-------               ----                  -----              ---           ----------------       -------------------

Navios Ionian         Ultra Handymax         2000            52,068                15,152              03/03/2007
Navios Apollon        Ultra Handymax         2000            52,073                16,150              09/28/2007
Navios Horizon        Ultra Handymax         2001            50,346                14,725              06/16/2008
Navios Herakles       Ultra Handymax         2001            52,061                15,437              03/28/2007
Navios Achilles       Ultra Handymax         2001            52,063                15,533              01/15/2007
                                                                                   21,138              01/15/2009
Navios Meridian       Ultra Handymax         2002            50,316                20,045              12/15/2006
                                                                                   14,250              08/23/2007
Navios Mercator       Ultra Handymax         2002            53,553                21,175              12/15/2006
                                                                                   19,950              12/15/2008
Navios Arc            Ultra Handymax         2003            53,514                15,438              04/22/2007
Navios Hios           Ultra Handymax         2003            55,180                19,237              11/15/2006
                                                                                   24,035              11/15/2008
Navios Kypros         Ultra Handymax         2003            55,222                16,844              05/13/2007
Navios Gemini S       Panamax                1994            68,636                16,150              12/06/2006
                                                                                   19,523              12/21/2008
Navios Libra II       Panamax                1995            70,136                21,613              09/14/2008
Navios Felicity       Panamax                1997            73,857                 9,144              04/25/2008
Navios Magellan       Panamax                2000            74,333                14,963              05/09/2007
                                                                                   19,950              04/01/2008
Navios Galaxy I       Panamax                2001            74,195                24,062              01/25/2008
Navios Alegria        Panamax                2004            76,466                19,475              08/09/2008

LONG TERM CHARTERED-IN VESSELS
------------------------------

                                                               PURCHASE                                EXPIRATION
VESSELS               TYPE               BUILT        DWT      OPTION (3)      CHARTER RATE (1)         DATE (2)
-------               ----               -----        ---      ----------      ----------------         --------

Navios Vector         Ultra Handymax      2002      50,296          No              8,811              10/17/2007
Navios Astra          Ultra Handymax      2006      53,400         Yes             17,100              06/01/2007
Navios Star           Panamax             2002      76,662      Exercised          15,343              01/06/2007
                                                                                   21,375              01/21/2010
Navios Cielo          Panamax             2003      75,834          No             16,863              11/14/2006
                                                                                   25,175              11/14/2008
Navios Hyperion       Panamax             2004      75,500         Yes             15,400              01/05/2007
Navios Orbiter        Panamax             2004      76,602         Yes             16,150              12/31/2006
                                                                                   24,700              02/23/2009
Navios Aurora         Panamax             2005      75,200         Yes             24,063              07/06/2008
Navios Orion          Panamax             2005      76,000          No             21,175              02/13/2007
Navios Titan          Panamax             2005      82,936          No             20,000              11/24/2007
Navios Altair         Panamax             2006      82,300          No             22,715              09/20/2009

LONG TERM CHARTERED-IN VESSELS ON ORDER
---------------------------------------

VESSELS                 TYPE             TO BE BUILT    PURCHASE OPTION       DWT
-------                 ----             -----------    ---------------       ---

Navios Sagittarius (4)  Panamax            11/2006            Yes           75,500
Navios TBN              Ultra Handymax     04/2007            Yes           53,500
Navios TBN              Panamax            09/2007            Yes           82,000
Navios TBN              Panamax            11/2007             No           75,200
Navios TBN              Panamax            03/2008            Yes           76,500
Navios TBN              Ultra Handymax     05/2008             No           55,100
Navios TBN (5)          Panamax            09/2011            Yes           80,000

(1)  Time Charter Revenue Rate per day net of commissions

(2)  Estimated dates of redelivery by charterers

(3)  On August 2, 2006 Navios exercised its option to purchase the vessel Navios
     Star

(4)  The vessel is expected to be delivered in November 2006 and will be chartered out until December 23, 2008 at a daily net rate of $25,413

(5)  New long term chartered-in vessel contracted in third quarter 2006.

                                     - 7 -

                                                                       EXHIBIT 2
                              FINANCIAL INFORMATION

                          NAVIOS MARITIME HOLDINGS INC.
                           CONSOLIDATED BALANCE SHEETS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                                           SEPTEMBER 30,        DECEMBER 31,
                                                                                2006                2005
                                                                                ----                ----
                                                                            (unaudited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 $         96,136     $        37,737
Restricted cash                                                                     15,119               4,086
Accounts receivable, net                                                            25,524              13,703
Short term derivative asset                                                        101,345              45,556
Short term backlog asset                                                             5,246               7,019
Prepaid expenses and other current assets                                            7,888               6,438
                                                                          -----------------    ----------------
TOTAL CURRENT ASSETS                                                               251,258             114,539
                                                                          -----------------    ----------------

Deposit on exercise of vessel purchase option                                        1,949               8,322
Vessels, port terminal and other fixed assets, net                                 482,795             365,997
Long term derivative assets                                                          2,143                  28
Deferred financing costs, net                                                        9,888              11,677
Deferred dry dock and special survey costs, net                                      3,948               2,448
Investments in affiliates                                                              602                 657
Long term backlog asset                                                              3,820               7,744
Trade name                                                                          86,910              89,014
Port terminal operating rights                                                      30,149              30,728
Favorable lease terms and purchase options                                          77,850             117,440
Goodwill                                                                            40,789              40,789
Other long term assets                                                                 392                   -
                                                                          -----------------    ----------------
TOTAL NON-CURRENT ASSETS                                                           741,235             674,844
                                                                          -----------------    ----------------

                                                                          -----------------    ----------------
TOTAL ASSETS                                                              $        992,493     $       789,383
                                                                          =================    ================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                          $         30,837     $        13,886
Accrued and other short term liabilities                                            11,184              11,253
Deferred voyage revenue                                                              3,605               6,143
Short term derivative liability                                                    107,506              39,992
Short term backlog liability                                                         7,990               8,109
Current portion of long term debt                                                   61,318              54,221
                                                                          -----------------    ----------------
TOTAL CURRENT LIABILITIES                                                          222,440             133,604
                                                                          -----------------    ----------------

Long term debt, net of current portion                                             484,060             439,179
Long term liabilities                                                                1,742               2,297
Long term derivative liability                                                       3,766                 598
Long term backlog liability                                                              -               5,947
                                                                          -----------------    ----------------
TOTAL NON-CURRENT LIABILITIES                                                      489,568             448,021
                                                                          -----------------    ----------------
TOTAL LIABILITIES                                                                  712,008             581,625
                                                                          -----------------    ----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock - $0.0001 par value, authorized 1,000,000 shares.                        -                   -
None issued
Common stock - $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 62,088,127 and 44,239,319 as of September 30,
2006 and December 31, 2005 respectively                                                  6                   4
Additional paid-in capital                                                         276,178             205,593
Accumulated other comprehensive income/(loss)                                      (13,404)                  -
Retained earnings                                                                   17,705               2,161
                                                                          -----------------    ----------------
TOTAL STOCKHOLDERS' EQUITY                                                         280,485             207,758
                                                                          -----------------    ----------------

                                                                          -----------------    ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $        992,493     $       789,383
                                                                          =================    ================

                                     - 8 -

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                  SUCCESSOR           COMBINED             SUCCESSOR           PREDECESSOR
                                                 THREE MONTH        THREE MONTH         AUGUST 26, 2005        JULY 1, 2005
                                                PERIOD ENDED        PERIOD ENDED              TO                    TO
                                                SEPTEMBER 30,      SEPTEMBER 30,        SEPTEMBER 30,           AUGUST 25,
                                                     2006               2005                 2005                  2005
                                                     ----               ----                 ----                  ----
                                                 (unaudited)         (unaudited)           (unaudited)          (unaudited)

Revenue                                        $      51,397      $       51,758       $         20,454       $      31,304
Gain (loss) on Forward Freight Agreements             16,036               2,770                   (898)              3,668
Time charter, voyage and port terminal
expenses                                             (21,803)            (26,052)               (10,179)            (15,873)
Direct vessel  expenses                               (5,630)             (2,154)                  (858)             (1,296)
General and administrative expenses                   (3,870)             (4,082)                  (866)             (3,216)
Depreciation and amortization                         (9,119)             (4,737)                (3,847)               (890)
Interest income                                        1,485                 731                    242                 489
Interest expense and finance cost, net               (10,648)             (3,857)                (3,170)               (687)
Other income                                           (891)                 949                    368                 581
Other expense                                           (303)               (499)                  (337)               (162)
                                               ---------------    ----------------     ------------------     ---------------
Income before equity in net earnings of
affiliate companies                                   16,654              14,827                    909              13,918
Equity in net Earnings of Affiliated
Companies                                                230                 276                    128                 148
                                               ---------------    ----------------     ------------------     ---------------
NET INCOME                                     $      16,884      $       15,103       $          1,037       $      14,066
                                               ===============    ================     ==================     ===============

EARNINGS PER SHARE, BASIC                      $        0.27      $                    $            0.07      $        16.08
                                               ===============    ================     ==================     ===============

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC           62,088,127                                 39,900,000             874,584
                                               ===============    ================     ==================     ===============

EARNINGS PER SHARE, DILUTED                    $        0.27      $                    $            0.05      $        16.08
                                               ===============    ================     ==================     ===============

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED         62,088,127                                 50,180,185             874,584
                                               ===============    ================     ==================     ===============

                                                  SUCCESSOR           COMBINED              SUCCESSOR           PREDECESSOR
                                                 NINE MONTH          NINE MONTH          AUGUST 26, 2005      JANUARY 1, 2005
                                                PERIOD ENDED        PERIOD ENDED               TO                    TO
                                                SEPTEMBER 30,      SEPTEMBER 30,         SEPTEMBER 30,          AUGUST 25,
                                                     2006               2005                  2005                  2005
                                                     ----               ----                  ----                  ----

                                                 (unaudited)        (unaudited)            (unaudited)          (unaudited)

Revenue                                       $     153,428      $      179,084       $         20,454       $     158,630
Gain (loss) on Forward Freight Agreements            19,363               1,971                  (898)               2,869
Time charter, voyage and port terminal
expenses                                            (65,193)           (101,985)               (10,179)            (91,806)
Direct vessel  expenses                             (14,841)             (6,508)                  (858)             (5,650)
General and administrative expenses                 (11,507)            (10,830)                  (866)             (9,964)
Depreciation and amortization                       (28,263)             (7,719)                (3,847)             (3,872)
Interest income                                       2,613               1,592                    242               1,350
Interest expense and finance cost, net              (30,641)             (4,847)                (3,170)             (1,677)
Other income                                          1,749               1,794                    368               1,426
Other expense                                          (445)             (1,094)                  (337)               (757)
                                              ---------------    ----------------     ------------------     ---------------
Income before equity in net earnings of
affiliate companies                                  26,263              51,458                    909              50,549
Equity in net Earnings of Affiliated
Companies                                               527                 916                    128                 788
                                              ---------------    ----------------     ------------------     ---------------
NET INCOME                                    $      26,790      $       52,374       $          1,037       $      51,337
                                              ===============    ================     ==================     ===============

EARNINGS PER SHARE, BASIC                     $        0.51      $                    $            0.07      $        58.70
                                              ===============    ================     ==================     ===============

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC          52,470,143                                 39,900,000             874,584
                                              ===============    ================     ==================     ===============

EARNINGS PER SHARE, DILUTED                   $        0.51      $                    $            0.05      $        58.70
                                              ===============    ================     ==================     ===============

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED        52,470,143                                 50,180,185             874,584
                                              ===============    ================     ==================     ===============

                                     - 9 -

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                        SUCCESSOR               SUCCESSOR           PREDECESSOR
                                                    NINE MONTH PERIOD       AUGUST 26, 2005       JANUARY 1, 2005
                                                          ENDED                    TO                    TO
                                                    SEPTEMBER 30, 2006     SEPTEMBER 30, 2005     AUGUST 25, 2005
                                                    ------------------     ------------------     ---------------
                                                       (unaudited)             (unaudited)          (unaudited)

OPERATING ACTIVITIES
Net income                                          $          26,790      $            1,037             51,337
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                  28,263                   3,847              3,872
Amortization of deferred financing cost                         1,789                     159                425
Amortization of deferred dry dock and special
survey costs                                                      981                      32                160
Amortization of backlog                                           132                     (80)                 -
Provision for losses on accounts receivable                        61                       7               (880)
Unrealized (gain)/loss on FFA derivatives                     (12,010)                  8,775             23,793
Unrealized (gain)/loss on options                              (1,575)                   (120)               338
Unrealized (gain)/loss on interest rate swaps                    (284)                   (138)              (403)
Earnings in affiliates, net of dividends
received                                                           56                    (128)               185
CHANGES IN OPERATING ASSETS AND LIABILITIES:
(Increase) decrease in restricted cash                        (11,033)                    360             (1,005)
(Increase) decrease in accounts receivable                    (11,882)                 (8,267)            11,768
(Increase) decrease in prepaid expenses and
other current assets                                           (1,450)                  1,626              3,762
(Increase) in other long term assets                             (392)                       -                  -
Increase (decrease) in accounts payable                        16,951                  (6,709)           (10,172)
 (Decrease) in accrued expenses                                   (69)                   (896)            (1,229)
(Decrease) in deferred voyage revenue                          (2,537)                   (658)            (5,032)
(Decrease) in long term liability                                (555)                    (28)              (451)
(Decrease) in derivative liability                             13,242                     653             (4,523)
Payments for drydock and special survey costs                  (2,481)                    (14)                  -
                                                    -------------------    --------------------    ---------------
NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                                     43,997                    (542)            71,945
                                                    -------------------    --------------------    ---------------

INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase option                  (1,949)                 (1,869)                  -
Acquisition of vessels                                        (88,561)                       -                  -
Purchase of property and equipment                             (1,272)                       -            (4,264)
Cash received from downstream merger                                 -                 102,259                  -
                                                    -------------------    --------------------    ---------------
NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                                    (91,782)                 100,390            (4,264)
                                                    -------------------    --------------------    ---------------

FINANCING ACTIVITIES:
Proceeds from long term loan                                   97,659                                           -
Repayment of long term debt                                   (45,681)                (21,870)           (50,506)
Repayment of stockholder loans                                       -                 (8,622)
Dividends paid                                                (11,247)                       -                  -
Issuance of common stock                                       65,453                        -                  -
                                                    -------------------    --------------------    ---------------
NET CASH PROVIDED (USED IN) BY FINANCING
ACTIVITIES                                                    106,184                 (30,492)           (50,506)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS               58,399                  69,356             17,175
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR /
    PERIOD                                                     37,737                  63,933             46,758
                                                    -------------------    --------------------    ---------------
CASH AND CASH EQUIVALENT, END OF PERIOD             $          96,136      $          133,289             63,933
                                                    ===================    ====================    ===============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
CASH PAID FOR INTEREST                              $          28,739      $              847              2,358
                                                    ===================    ====================    ===============

                                     - 10 -

DISCLOSURE OF NON-GAAP FINANCIAL MEASURES

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is a
"non-GAAP financial measure" and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the
Company's ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of dividends. While
EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA RECONCILIATION TO CASH FROM OPERATIONS:
(in thousands of US Dollars)

                                             SUCCESSOR            SUCCESSOR           PREDECESSOR
                                           --------------     ------------------    ----------------
                                           THREE MONTHS        AUGUST 26, 2005       JULY 1, 2005
                                               ENDED                  TO                   TO
                                             SEPTEMBER          SEPTEMBER 30,         AUGUST 25,
                                             30, 2006               2005                 2005
                                           --------------     ------------------    ----------------
                                            (unaudited)           (unaudited)          (unaudited)

Net cash provided by (used in)
operating activities                       $     21,491       $           (542)     $       22,298
Net (decrease) increase in
operating assets                                  2,741                  6,281             (14,811)
Net (increase) decrease in operating
liabilities                                      (6,755)                 7,638               6,664
Net interest cost                                 9,163                  2,928                 198
Deferred finance charges                           (561)                  (159)               (398)
Provision for losses on accounts
receivable                                          (64)                    (7)                  -
Unrealized gain (loss) on FFA
derivatives, FECs and interest rate swaps         7,927                 (8,517)              1,581
Earnings in affiliates, net of
dividends received                                  230                    128                (342)
Payments for drydock and special
survey costs                                        876                     14                   -
                                           --------------     ------------------    ----------------
EBITDA                                     $     35,048       $          7,764      $       15,190
                                           ==============     ==================    ================

                                             SUCCESSOR            SUCCESSOR           PREDECESSOR
                                           --------------     ------------------    ----------------
                                            NINE MONTHS        AUGUST 26, 2005      JANUARY 1, 2005
                                                ENDED                 TO                   TO
                                             SEPTEMBER          SEPTEMBER 30,         AUGUST 25,
                                             30, 2006               2005                 2005
                                           --------------     ------------------    ----------------
                                            (unaudited) (unaudited) (unaudited)

Net cash provided by (used in)
operating activities                       $     43,997       $           (542)     $       71,945
Net increase (decrease) in operating
assets                                           24,757                  6,281             (14,525)
Net (increase) decrease in operating
liabilities                                     (27,032)                 7,638              21,407
Net interest cost                                28,028                  2,928                 327
Deferred finance charges                         (1,789)                  (159)               (425)
Provision for losses on accounts
receivable                                          (61)                    (7)                880
Unrealized gain (loss) on FFA
derivatives, FECs and interest rate swaps        13,869                 (8,517)            (23,728)
Earnings in affiliates, net of
dividends received                                  (56)                   128                (185)
Payments for drydock and special
survey costs                                      2,481                     14                   -
                                           --------------     ------------------    ----------------
EBITDA                                     $     84,194       $          7,764      $       55,696
                                           ==============     ==================    ================

                                     - 11 -